ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

THE ACCOMPANYING INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Gregory F. Kennedy”

Gregory F. Kennedy
President and Chief Executive Officer
November 23, 2012

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

	September 30,	December 31,
	2012	2011
	$	$
ASSETS

Current
Cash	15,216	1,278
Prepaid expenses	1,299	1,084
Other receivables	1,425	665
	17,940	3,027
Equipment, net of depreciation (Note 3)	724	883

	18,664	3,910

LIABILITIES

Current
Accounts payable	195,900	195,195
Loans payable (Note 5)	42,197	82,065
Due to related parties (Note 8)	12,925	128,771
Derivative liabilities (Note 6)	-	1,115
	251,022	407,146

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 7)
Authorized: Unlimited common voting shares without par value Issued: 13,742,223 common shares (December 31, 2011 – 10,368,103)	13,490,513	13,321,807

Additional paid in capital (Note 8)	3,293,866	3,263,866

Deficit accumulated during the exploration stage	(17,016,737)	(16,988,909)
	(232,358)	(403,236)

	18,664	3,910

CONTINGENCIES AND COMMITMENTS (Notes 1 and 4)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

						June 16, 1995
		THREE MONTHS		NINE MONTHS		(inception)
		ENDED SEPT. 30,		ENDED SEPT. 30,		to
		2012	2011	2012	2011	Sept. 30, 2012
		$	$	$	$	$
Expenses
Depreciation		53	71	159	213	7,120
Consulting		-	-	-	-	272,950
Consulting – stock based compensation		-	-	-	-	2,926,980
Financing fee – stock based compensation		-	-	-	-	90,096
Interest and bank charges		948	1,342	2,207	4,357	27,050
Management fees (Note 8)		15,000	15,000	45,000	45,000	1,200,654
Mineral property costs		(243)	8,259	(70,169)	68,717	11,324,777
Office and sundry		3,972	12,980	27,628	23,496	620,008
Professional fees		269	3,389	21,785	34,899	639,096
Travel and promotion		1,830	342	2,333	4,822	309,133

Gain/(Loss) Before Other Item		(21,829)	(41,383)	(28,943)	(181,504)	(17,417,864)

Fair value adjustment of derivative liabilities (Note 6)		-	(28,067)	1,115	(119,980)	333,965

Loss Before Income Taxes		(21,829)	(69,450)	(27,828)	(301,484)	(17,083,899)

Deferred income tax recovery		-	-	-	-	67,162

Net Loss for the period		(21,829)	(69,450)	(27,828)	(301,484)	(17,016,737)

Gain/(Loss) Per Share, basic and diluted	$	(0.00)	$(0.01)	$(0.00)	$(0.03)

Weighted Average Common Shares Outstanding		13,742,223	10,368,103	12,476,310	10,287,517

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 10,800 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $3.30 per share	10,000	32,983	-	-	-	32,983

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTSOF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at US $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares Issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at US $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at US $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at US $1.50 per share	25,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGEMINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow- through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGEMINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at market price of US$3.00 per share	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306	-	-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGEMINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year (restated – Note 12)	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTSOF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued For amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for Private Placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)
February 22, 2011, shares issued for Property option payment at US$0.15 per share market price	100,000	15,000	-	-	-	15,000
Loss for the year	-	-	-	-	(189,503)	(189,503)
Balance, December 31, 2011	10,368,103	13,321,807	-	3,263,866	(16,988,909)	(403,236)
April 13, 2012, units issued for Private Placement at US$0.05 per share	3,074,120	153,706	-	-	-	153,706
April 20, 2012, units issued for Property payment at US$0.05 per share	300,000	15,000	-	-	-	15,000
Recognition of 6 months management fees waived at $5,000/month	-	-	-	30,000	-	30,000
Loss for the period	-	-	-	-	(27,828)	(27,828)
Balance, September 30, 2012	13,742,223	13,490,513	-	3,293,866	(17,016,737)	(232,358)

The accompanying notes are an integral part of these unaudited interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

					June 16, 1995
	THREE MONTHS		NINE MONTHS		(inception)
	ENDED SEPT. 30,		ENDED SEPT. 30,		to
	2012	2011	2012	2011	Sept. 30, 2012
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss )	(21,829)	(69,450)	(27,828)	(301,484)	(17,016,737)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	53	71	159	213	7,120
Stock based compensation	-	-	-	-	3,017,076
Shares issued for mineral property acquisition	-	-	15,000	15,000	9,184,881
Management fees waived	15,000	-	30,000	-	30,000
Shares issued for debt	-	-	-	-	23,306
Deferred tax recovery	-	-	-	-	(67,162)
Fair value adjustment of derivative liabilities	-	28,067	(1,115)	119,980	(333,965)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	(215)	5,500	(215)	5,500	(1,299)
Other receivables	52,631	3,250	(760)	10,526	(1,425)
Accounts payable and accrued liabilities	(12,463)	6,272	705	56,568	195,900
NET CASH FLOWS USED IN OPERATING ACTIVITIES	33,177	(26,290)	15,946	(93,697)	(4,962,305)

CASH FLOWS USED IN INVESTING ACTIVITIES
CMKM settlement	-	-	-	-	(95,753)
Equipment	-	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	-	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	(5,028)	3,123	(39,868)	14,075	42,197
Due to related parties	(13,310)	16,982	(115,846)	38,051	315,923
Net proceeds on sale of common stock	-	-	153,706	-	4,722,999
Share subscriptions	-	6,800	-	41,000	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(18,338)	26,905	(2,008)	93,126	5,081,119

INCREASE (DECREASE) IN CASH	14,839	615	13,938	(571)	15,216
CASH, BEGINNING OF PERIOD	377	2,031	1,278	3,217	-

CASH, END OF PERIOD	15,216	2,646	15,216	2,646	15,216

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 9)

The accompanying notes are an integral part of these interim financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995. The Company is in the business of mineral exploration.

Exploration Stage Activities

The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $17,016,737 since its inception. There is a wording capital deficiency of $233,082 and the Company has no sources of operating revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies followed in the preparation of the September 30, 2012 unaudited interim financial statements are consistent with those used in the preparation of the annual audited financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent year, December 31, 2011, as reported in Form 20-F, have been omitted. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

3.	EQUIPMENT

	Nine months ended September 30, 2012			Year ended December 31, 2011
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		depreciation	Value		depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,361	451	2,812	2,282	530
Computer equipment	5,033	4,760	273	5,033	4,680	353
	7,845	7,121	724	7,845	6,962	883

1

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company received an option to acquire up to a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

	(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
		(A)	USD $25,000 within seven days of the execution of this Agreement (paid), and
		(B)	USD$25,000 within 45 days of the execution of this Agreement (paid); and
	(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

As at December 31, 2010, the Company had earned 40% interest in the Pires Property.

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012.

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

On February 18, 2010, the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Plan of Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

2

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs. The Company had the right to repurchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

On March 14, 2012, the Company agreed to sell the Company’s interest in the Pires Gold Project for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received). On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (payable) and the issuance of 300,000 shares from treasury (issued) at a deemed value of $0.05 per common share.

(b)	Doran Property, Quebec

i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

		a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
		b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
		c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii); and
d.

$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar’s interest (Note 4b iii)).

	ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

3

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL PROPERTY INTERESTS (continued)

(b)	Doran Property, Quebec (continued)

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

		a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
		b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
		c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
		d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of September 30, 2012, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

5.	LOANS PAYABLE

On September 16, 2010, an arms length party loaned the Company $24,593 (2011:$25,445) (US$25,000) for an initial period of 90 days, at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at September 30, 2012, accrued interest of $6,023 (December 31, 2011 - $3,940) was included in the loan payable.

During the year ended December 31, 2011, a non-arms length party loaned the Company $10,000 for an initial period of 90 days, at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at September 30, 2012, accrued interest of $1,581 (December 31, 2011 - $1,180) was included in the loan payable.

During the year ended December 31, 2011, arms length parties loaned the Company at total of $41,000 that was non-interest bearing and payable on demand. On April 17, 2012, the Company closed a private placement of which 820,000 common Units were issued at $0.05 for the settlement of the loans payable. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of US$0.15.

During the period ended September 30, 2012, an arms length party loaned the Company $5,000 which was unsecured, non-interest bearing and payable on demand. During the period ended September 30, 2012, the loan was repaid in full.

4

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	DERIVATIVE LIABILITIES

Derivate liabilities consist of outstanding warrants that have exercise prices denominated in United States dollars. During the period ended September 30, 2012, a total of 1,613,162 warrants expired unexercised and the fair value was written down. The fair value of these warrants as at December 31, 2011 was as follows:

	Exercise	Sept. 30,	December 31,
	price	2012	2011
1,613,162 warrants expiring on January 25, 2012	US$0.25	$-	$1,115
		$-	$1,115

The fair value of these warrants was determined using the Black-Scholes option pricing model, and adjusted for market factor, using the following assumptions:

	2012	2011
Volatility	N/A	413%
Dividend yield	-	-
Risk-free interest rate	N/A	0.97%
Expected life	N/A	0.07 yr

7.	CAPITAL STOCK

	a)	Issued Shares

Pursuant to the amendment to the Mineral Property Option agreement for the Pires Gold Project on November 13, 2009 (Note 4), the Company agreed to issue a total of 300,000 common shares for extension of the year 1 exploration expenditures requirement. Of the 300,000 common shares, 150,000 were issued during the year ended December 31, 2009 with a fair value of $62,260. The remaining 150,000 common shares were recorded as obligation to issue shares as at December 31, 2009 and were issued during the year ended December 31, 2010 with a fair value of $62,260.

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued a total of 100,000 common shares with a fair value of US$15,000.

Pursuant to a non-brokered Private Placement, the Company issued at total of 3,074,120 Units on April 13, 2012 for total proceeds of $153,706 at CDN$0.05 per Unit. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of US$0.15.

Pursuant to the Mineral Property acquisition agreement for the Pires Gold Project, on March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (payable) and the issuance of 300,000 shares from treasury at a deemed value of $0.05 per common share.

5

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	CAPITAL STOCK (continued)

	b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

Activity under the SOP is summarized as follows:

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2010	720,000	0.35	3.60
Options cancelled during the year	720,000	0.35	-
Balance, December 31, 2011 and September 30, 2012	-	-	-

At December 31, 2010 these 720,000 stock options were outstanding. The options were cancelled during the year ended December 2011. There has been no activity in number of options outstanding during the nine month period ended September 30, 2012.

c)	Warrants

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant was exchangeable for one common share and expired on January 25, 2011. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated to be $63,708 using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 year. The $63,708 was recorded as a stock-based financing fee. The warrants expired unexercised on January 25, 2012.

On April 13, 2012, pursuant to a private placement, 1,537,060 warrants at an exercise price of $0.10 in the first year and $0.20 in the second year were issued.

Activity in warrants is summarized as follows:

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance, December 31, 2010 and 2011	1,613,162	0.25	0.07
Issued during the period	1,537,060	0.10/0.15	1.00/2.00
Exercised during the period	-	-	-
Expired during the period	(1,613,162)	0.25	-
Balance, September 30, 2012	1,537,060	0.10/0.15	0.53/1.53

6

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

8.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of September 30, 2012 of $21,845 (December 31, 2011 - $128,771) is owing to directors, a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the period ended September 30, 2012, the Company incurred $15,000 (2011 - $45,000) in management fees to its directors. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish the debt. In accordance with U.S. GAAP, the Company has recorded $30,000 in management fees as an increase to contributed surplus.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

9.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Period ended	Year ended
	September 30, 2012	December 31, 2011
Cash paid during the period for:	$	$
Interest	-	-
Income taxes	-	-

During the period ended September 30, 2012, the Company:

a)	issued 300,000 shares with a fair value of $15,000 pursuant to the Mineral Property acquisition agreement on the Pires Gold Project for the 10% interest earned by Ansell Capital.

b)	recorded $30,000 for management fees waived as an increase to contributed surplus.

During the year ended December 31, 2011, the Company:

c)	issued 150,000 shares with a fair value of $15,000 pursuant to the Mineral Property Option agreement on the Pires Gold Project.

10.	FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

7

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012
(Stated in Canadian Dollars)
(UNAUDITED – PREPARED BY MANAGEMENT)

10.	FINANCIAL INSTRUMENTS (continued)

The carrying values and fair values of the Company’s financial instruments are as follows:

		SEPTEMBER 30, 2012		DECEMBER 31, 2011
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$15,026	$15,026	$1,278	$1,278
Other receivables	3	1,425	1,425	665	665
		$16,451	$16,451	$1,943	$1,943
Financial liabilities
Accounts payable	3	$195,900	$195,900	$195,195	$195,195
Loans payable	3	42,197	42,197	82,065	82,065
Due to related parties	3	12,925	12,925	128,771	128,771
		$251,022	$251,022	$406,031	$406,031

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